MMC Norilsk Nickel

RECEIVED

2007 MAY 29 A 9:02

082-04270

SUPPL

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY

JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

May 22, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

07023833

mmc

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167) Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated May 16, 2007: Norilsk Nickel to spin-off its energy assets
2. Press release dated May 16, 2007: Statement by Norilsk Nickel on the announcement of an increased offer by Xstrata
3. Information on the event that may significantly affect the price of the Company's securities dated May 15, 2007
4. Press release dated May 15, 2007: MMC Norilsk Nickel announces scheduled annual suspension of port operations at the Dudinka port due to commencement of spring flooding on the Enisey river
5. Statement of material fact dated May 15, 2007: Information on the issuer's date of record

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

NORILSK NICKEL

16.05.2007

Norilsk Nickel to Spin-off its Energy Assets

The Board of Directors of MMC Norilsk Nickel ("Norilsk Nickel" or "Company") at its meeting on May 15, 2007 agreed to form a new company on the basis of Norilsk Nickel's non-core energy assets. The restructuring will be carried out as a spin-off of these assets, and the shares of the new independent company will be distributed on a proportional basis among shareholders of MMC Norilsk Nickel.

Only non-strategic energy assets, i.e. those not engaged in power supply to the Company's production facilities in Norilsk, will be subject to spin-off. The final list of assets to be spun off will be prepared later this year, by August - September.

According to Andrey Klishas, Chairman of the Board of Directors of MMC Norilsk Nickel, "As a result of this spin-off, the largest private energy company in Russia will be created, so the restructuring will increase the shareholder's value of MMC Norilsk Nickel. And what is more, the spin-off of these non-core assets will allow management to focus on core business".

Such reorganization is not new to MMC Norilsk Nickel: in 2005 – 2006 the Company's gold assets were successfully spun-off into Polyus Gold.

In accordance with the spin-off schedule approved by the Board of Directors, if the General Meeting of shareholders of MMC Norilsk Nickel vote for the reorganization in December, the new company may be registered before the end of 2007, and its shares will be listed in the first quarter of 2008.

In case of any further questions, please contact:

Dmitry Usanov
Director for Investor Relations
Telephone: +7 495 786 8320
E-mail: usanovda@nornik.ru

NORILSK NICKEL

MMC Norilsk Nickel

RECEIVED

2007 MAY 29 A 5:02

16.05.2007

Statement by Norilsk Nickel on the Announcement of an Increased Offer by Xstrata

Moscow, Russian Federation, and Toronto, Ontario, Canada (May 16, 2007)

OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") has noted the announcement by Swiss-based Xstrata plc that it will increase its offer to Cdn$25.00 per common share for the shares of LionOre Mining International Ltd. ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE").

"We are surprised and disappointed that the announcement includes an unreasonably high break fee payable to Xstrata of approximately 4.9 percent of the bid's value, which is over Cdn$300 million and well above the previous 2.8% break fee," said Norilsk Nickel's General Director, Denis Morozov. "This high level of break fee is clearly inconsistent with corporate governance trends aimed at encouraging a healthy bidding process to maximize shareholder value, and does not encourage a level playing field for all participants."

Norilsk Nickel has received the necessary clearances in relation to Canada's Competition Act and continues to advance the regulatory approval process which is running according to schedule in all relevant jurisdictions including South Africa, Switzerland and Norway (outside the EU). Norilsk Nickel expects to receive the necessary approvals before the June 18 expiry date of its original offer.

Together with its financial and legal advisors, Norilsk Nickel is examining the information released yesterday in Xstrata's announced offer and will evaluate its alternatives. It expects to announce shortly its next steps.

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producer of nickel and palladium and one of the world's largest producers of platinum and copper. In addition to this, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. The Norilsk Nickel group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. The remaining 80% of MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in St Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder in Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are traded on the New York Stock Exchange.

Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (under the symbol "GMKN RU") and the Moscow Interbank Currency Exchange (under the symbol "GMKN RM"). In 2001 the Company launched a Level-1 ADR program. These ADRs are traded over the counter in the United States (under the symbol "NILSY US"), on the International Order Book section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR web site at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, South Tower, Toronto, ON, Canada M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause actual results to differ form those contained in the forward-looking statements contained herein, please refer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.

Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320
E-mail: usanovda@nornik.ru

For media outside Russia:

Toronto
Lisa Merrithew
Tel: +1 416 645-8204

New York
Sean Healy
Tel: +1 212 453-2438

United Kingdom
David Hart
Tel: +44 (0)20 7395 7131
Mobile: +44 (0) 7951 574 137

South Africa
Elian Wiener
Tel: +27 (0) 21 421 6783
Mobile: +27 (0)82 460 8755

Australia
Belinda Yeats
Tel: +612 8905-6316

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenetsky) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information

Date of the Company's Board of Directors Meeting: *May 15, 2007;*
Date and number of the Protocol of the Company's Board of Directors Meeting, when the relevant resolution was passed: *May 15, 2007; № ГМК/16-пр-сд;*

Resolutions of the Board of Directors:

Re: Date, form, location and time of MMC Norilsk Nickel's AGM, and the time of registration opening.

Resolved:

1. ***The date of the AGM of MMC Norilsk Nickel shareholders shall be June 28, 2007.***
2. ***The Annual General Meeting of Shareholders shall be held in the form of in-person meeting.***
3. ***The AGM shall be held in the Conference Hall of the Russian Government's Finance Academy at the following address: 49, Leningradsky Prospect, Moscow***
4. ***The AGM shall start at 13:00 on June 28, 2007 and the registration of participants shall start at 09:00 of the same day (local time).***
5. ***In the public notice on calling the AGM of MMC Norilsk Nickel shareholders, to inform the shareholders that only the ballots received by the Company not later than two days before the date of the Meeting will be counted in determining the quorum and in the voting.***

Re: Date of compiling a list of persons eligible to participate in MMC Norilsk Nickel's AGM.

Resolved:

The date of compiling the list of persons eligible to participate in the AGM of MMC Norilsk Nickel shareholders shall be May 15, 2007.

Re: Approval of the Agenda of MMC Norilsk Nickel's AGM:

Resolved:

To approve the Agenda of the Annual General Meeting of MMC Norilsk Nickel shareholders as per Annex 3.

Head of Investor Relations at MMC Norilsk Nickel — *Usanov D.A.*
(Power of Attorney № ГМК-115/70-нт of 27.12.2006)

May 15, 2007

NORILSK NICKEL

15.05.2007

MMC Norilsk Nickel announces scheduled annual suspension of port operations at the Dudinka port due to commencement of spring flooding on the Enisey river

The water level at the Dudinka port has reached the point at which port operations are temporarily halted. Therefore, according to normal procedures at the port, cranes and loading equipment have been moved from loading platforms to a safer, higher level during the flood period. The most recently loaded vessels have left the port. Normal loading operations at the Dudinka port are planned in mid-June 2007.

This seasonal suspension of loading operations at the Dudinka port work takes place annually in mid- or late May and lasts approximately one month. This suspension of port activities is temporary and is a normal part of the port operations. Therefore, MMC Norilsk Nickel continues to fulfill its delivery obligations regardless of the timing of the commencement and completion of this planned operation.

The Dudinka port is a part of the Polar Transportation Division of MMC Norilsk Nickel. It is both a river and a sea port. The Dudinka port carries out the timely and consistent dispatch of MMC Norilsk Nickel products and participates in the delivery of industrial and consumer goods to the Norilsk Industrial Area.

STATEMENT OF MATERIAL FACT:
INFORMATION ON THE ISSUER'S DATE OF RECORD

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to release information:	http://www.nornik.ru/en/investor/information_disclosure/
2. Subject matter of the information	
2.1. Category (type) of the Issuer's registered securities: ***ordinary non-documentary shares;***	
2.2. Purpose of Register closing: ***drawing up a list of shareholders eligible to participate in the Annual General Meeting of the shareholders of MMC Norilsk Nickel on June 28, 2007;***	
2.3. The Register closing date: *May 15, 2007;*	
2.4. Date and No. of the protocol of the meeting of the Issuer's Board of Directors where the resolution on the date of drawing up the list of persons holding the Issuer's registered securities was passed, this resolution representing the ground for fixing the Register closing date: *May 15, 2007, protocol № ГМК/16-пр-сд.*	

Head of Investor Relations at MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney № ГМК-115/70-пт of 27.12.2006)

May 15, 2007

END